Filed July 10, 2001

                                File No. 70-9569

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                             APPLICATION/DECLARATION

                         POST-EFFECTIVE AMENDMENT NO. 3

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

   (Name of Company filing this statement and address of principal executive offices)

                             Energy East Corporation

                 (Name of top registered holding company parent)

                               Kenneth M. Jasinski
             Executive Vice President, General Counsel and Secretary
                             Energy East Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

                    (Name and address of agent for service)

The Commission is requested to send copies of all orders, notices and communications to:

     Adam  Wenner                            Frank  Lee
     Vinson  &  Elkins  L.L.P.               Huber  Lawrence  &  Abell
     1455 Pennsylvania Ave., N.W.            605  Third  Avenue
     Washington,  D.C.  20004                New  York,  New  York  10158
     (202)  639-6533                         (212)  682-6200

                              INFORMATION REQUIRED

Item  1.  DESCRIPTION  OF  REQUEST

     A.     Introduction
            ------------

     This post-effective amendment seeks an extension through November 30, 2001, of the deadline to comply with a commitment to complete the record and reservation of jurisdiction by the Securities and Exchange Commission ("Commission") over the retainability of certain real estate owned by Union Water-Power Company ("UWP").(1)

     B.     Description  of  Need  for  Extension
            -------------------------------------

     On August 31, 2000, the Commission issued an "Order Authorizing Acquisition of Public-Utility Holding Companies,"(2) in which it authorized Energy East Corporation ("Energy East") to acquire all of the issued and outstanding common stock of CMP Group, Inc. ("CMP Group"), CTG Resources, Inc., and Berkshire Energy Resources (the "Energy East Order"). Following the issuance of the Energy East Order, on September 1, 2000, Energy East registered as a public utility holding company under section 5 of the Public Utility Holding Company Act, as amended ("Act").

     Exhibit H-5 to Energy East's Amendment No. 5 to Form U-1 (the "Application") describes the business activities of non-utility subsidiaries of Energy East. Section E.2. of Exhibit H-5 describes the activities of UWP, a wholly owned subsidiary of CMP Group.(3) Among other activities, UWP owns unimproved land acquired from surplus land owned by Central Maine Power Company ("Central Maine Power"). In addition, UWP owns improved real estate which is leased to commercial tenants within Central Maine Power's service area; as well as office space that is leased to the State of Maine Department of Human Services and to commercial tenants. Applicants requested that the Commission reserve jurisdiction for nine months, pending completion of the record, over the retainability of UWP's ownership of this real estate. The Commission granted this request in the Energy East Order, although it did not specify that the extension was limited to the nine-month period requested in the Application.(4)

------------------------------
(1) On May 30, 2001, Energy East filed Post-Effective Amendment No. 2, requesting that the Commission extend its retention of jurisdiction over this issue until August 31, 2001. Energy East now amends that Post-Effective Amendment No. 2, as described herein.

(2) Holding Co. Act Release No. 35-27224 (August 31, 2000) (the "Energy East Order").

(3) As noted therein, UnionLand Services is the utility-related real estate development business division of UWP. In this Post-Effective Amendment, Applicants clarify that UWP owns the real estate in question.

(4)     Id., slip  op.  at  34.


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     During the past several months, Energy East personnel have been involved in the proposed acquisition of RGS Energy Group, Inc., which involves, among other things, requests for regulatory approvals from this Commission, the New York Public Service Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission. Based on these activities, Energy East has not yet been able to address the issues relating to UWP. Because the nine-month period requested in the Application ends on May 31, 2001, in order to remove doubt on the issue, Energy East requests that the Commission (1) extend from May 31, 2001, until November 30, 2001, the deadline to comply with its commitment to complete the record and (2) continue to reserve jurisdiction.

     C.     Description  of  Energy  East
            -----------------------------

     Energy East currently is a registered public utility holding company, and neither owns nor operates any physical properties. Through its subsidiaries, Energy East is an energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire, and New Jersey, serving 1,410,000 electricity customers and 616,000 natural gas customers in a service territory covering approximately 33,000 square miles.(5) In 2000, approximately 68% of Energy East's operating revenue was derived from electricity deliveries, while approximately 26% of its operating revenue was derived from natural gas deliveries.

     On May 1, 1998, Energy East became the parent of NYSEG. On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation ("Connecticut Energy"), and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. ("CTG Resources") and Berkshire Energy Resources ("Berkshire Energy").

     On June 20, 2001 Energy East and RGS Energy Group, Inc. ("RGS") filed an Application/Declaration seeking approvals relating to the proposed combination of Energy East with RGS, pursuant to which RGS will become a direct subsidiary of Energy East.

     Energy East holds direct or indirect interests in eight public utility companies, each of which is wholly owned by companies within the Energy East system unless otherwise noted: (1) NYSEG, (2) Central Maine Power; (3) Maine Electric Power Company, Inc. ("MEPCo") (78.3% voting interest held by Central Maine Power); (4) NORVARCO (50% partnership interest in Chester SVC Partnership, an electric utility company under the Act); (5) Maine Natural Gas Company, (6) Connecticut Natural Gas Corporation, (7) The Berkshire Gas Company and (8) The Southern Connecticut Gas Company.

     Energy East has corporate offices in New York and Maine, and its principal executive offices are located at P. O. Box 12904, Albany, New York.

------------------------------
(5) (New York: approximately 20,000 square miles; Maine: approximately 11,000 square miles; Connecticut: approximately 1,000 square miles; and
Massachusetts:  approximately  1,000  square  miles.)


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Item  2.  FEES,  COMMISSIONS  AND  EXPENSES

     The estimated fees and expenses to be paid or incurred by Energy East directly or indirectly, in connection with the requested extension are:

     Legal  Costs                            $  1,500.00

     Miscellaneous  Costs                    $    180.00
                                             -----------

     Total                                   $  1,680.00

Item  3.  APPLICABLE  STATUTORY  PROVISIONS

     The following sections of the Act and the Commission's rules are or may be directly or indirectly applicable to the requested extension:

     Sections 8 and 11(b) Retention by Energy East of non-utility businesses of Energy East, CMP Group, CTG Resources, and Berkshire Energy; and operation of Energy East as a combination electric and gas utility holding company.

     To the extent that other sections of the Act are deemed applicable to the Merger, such sections should be considered to be set forth in this Item 3.

     This filing also is subject to Rules 53 and 54.(6) Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an "exempt wholesale generator" ("EWG"), or to guaranty the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule  53(a)(1):  Rule  53(a)(1)  limits  a  registered  holding  company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." As of December 31, 2000, Energy East's "aggregate investment" in EWGs and FUCOs was approximately $25 million, or approximately 0.3 percent of Energy East's "consolidated retained earnings" at December 31, 2000 (approximately $918 million).

     Rule 53(a)(2): Energy East has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to

------------------------------
(6)     17 C.F.R.  250.53  and  250.54  (2000).

identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): As required by Rule 53(a)(3), no more than 2 percent of the employees of NYSEG, The Southern Connecticut Gas Company, Maine Natural Gas Company, Central Maine Power Company, Maine Electric Power Company, Inc., NORVARCO, Connecticut Natural Gas Corporation and The Berkshire Gas Company will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

     If the Commission considers the requested extension to require any authorization approval or exemption under any section of the Act or any rule or resolution other than cited above, such authorization, approval or exemption is hereby requested.

Item  4  REGULATORY  APPROVAL

     No other regulatory approvals are required with respect to the requested extension.

Item  5  PROCEDURE

     Energy East requests that the Commission promptly issue an order (1) extending from May 31, 2001, to November 30, 2001, the deadline to comply with its commitment to complete the record and (2) continuing to reserve jurisdiction.

Item  6  EXHIBITS  AND  FINANCIAL  STATEMENTS

          (a)     Exhibits

          Exhibit  F     Opinion of Counsel (To be filed by amendment)

          (b)     Financial  Statements

          Not  applicable


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
Item  7  INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     Not  applicable.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Energy  East  Corporation

July  10,  2001
                                            -----------------------------------

                                            By:  /s/  Kenneth  M.  Jasinski
                                            Executive  Vice  President, General
                                              Counsel and Secretary


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